File Number: 57832-20

Web site: www.langmichener.com

Direct Line: (604) 691-7493
Direct Fax Line: (604) 893-2398
E-Mail: hono@lmls.com

November 26, 2007

BY COURIER & FILED BY EDGAR
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:	Mr. John W. Madison
Attorney, Division of Corporate Finance

Dear Sirs/Mesdames:

Nord Resources Corporation
Form SB-2 filed October 19, 2007 (“SB-2”)
SEC File No. 333-146813

We write on behalf of Nord Resources Corporation (the “Company” or “Nord”) in response to the Staff’s letter of November 15, 2007 (the “Comment Letter”), signed by H. Roger Schwall, Assistant Director, United States Securities and Exchange Commission (the “Commission”).

The Company has caused Amendment No. 1 to the SB-2 (the “Amended Form SB-2”) to be filed with the Commission via the EDGAR system. We enclose with this letter two copies of the Amended Form SB-2, plus two copies of the document redlined to show the changes from the previous filing.

We provide below our item-by-item responses to the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the paragraph numbering used in the Comment Letter, and the page numbering referred to in each response corresponds to the page numbering in the clean copy of the Amended Form SB-2. Capitalized terms used herein and not defined have the same meanings given such terms in the Amended Form SB-2.

Prospectus Cover Page

1. Refer to Items 201, 202 and 501(b) of Regulation S-B. Disclose on the cover page the price (or range) at which the selling stockholders will offer the common stock until such time as it is quoted on the OTC Bulletin Board or a public trading market in the United States is established. We note that the stock is quoted on the Pink Sheets LLC. Make corresponding changes at page 106 ("Plan of Distribution") and elsewhere, as appropriate.

The Company anticipates that the selling stockholders named in the prospectus will offer to sell their shares of common stock at prevailing market prices of the Company’s common stock on the Pink Sheets LLC until the common stock is quoted on the OTC Bulletin Board or another quotation medium or stock market, and, thereafter, at prevailing market prices on such quotation medium or stock market. However, since the stock will have been registered for resale under the Securities Act of 1933¸ as amended, any selling stockholder may, in such selling stockholder’s discretion, elect to sell such shares of common stock at fixed prices, at varying prices or at negotiated prices.

The disclosure on the cover page of the prospectus, and the disclosure under the heading “Plan of Distribution” at page 110, has been revised accordingly. In addition, in order to place such disclosure in its proper context, the discussion concerning the Pink Sheet LLC as the only market for the Company’s common stock has been moved up and expanded to include the high and low bid prices for one share of the Company’s common stock, as provided by Commodity Systems, Inc., on November 15, 2007.

2. We note the disclosure in the footnotes to your fee table, your selling stockholders table and the related text in the Recent Sales section of your registration statement. Please provide enhanced disclosure in the text or footnotes in the Selling Stockholders section to explain any known material affiliations amongst the listed selling stockholders. For example, please explain the affiliation between Nedbank Limited and Auramet Trading, LLC. Further, please update the footnotes to your fee table as the warrants discussed under footnote 7 appear to have expired on October 17, 2007.

Auramet Trading, LLC (“Auramet”) participated in a secured bridge loan by Nedbank Limited (“Nedbank”) to the Company in the principal amount of $3,900,000, dated November 8, 2005, through the contribution of $1,000,000 outstanding under an earlier bridge loan arranged by Auramet in the principal amount of $2,850,000 and dated October 17, 2005. We are informed that Auramet is at arm’s length from Nedbank. Footnote 43 (at page 62) to the table setting forth the selling stockholders has been revised to include this information.

We are informed that the Company is not aware of any other material affiliations among the listed selling stockholders, although some of the selling stockholders represent separate accounts managed by a common portfolio manager (e.g., Sprott Asset Management acts as portfolio manager for several separate accounts).

We have clarified that the warrants discussed under footnote 7 to the registration fee table on the cover page of the Amended Form SB-2 were exercised prior to their expiry date.

Summary, page 1

3. We note the following disclosures regarding your plans and expectations:

a.	"Bikerman has concluded in the feasibility study that resumption of operations at the Johnson Camp Mine in accordance with the mine plan will generate positive discounted cash flows over a 16 year mine life at 8%, 15% and 20% discount rates" (page 2);

b.	"Our corporate strategy is to resume mining and leaching operations at the Johnson Camp Mine with a view to producing approximately 25 million pounds of copper per year" (page 2);

c.	"We expect the Johnson Camp Mine to produce approximately 25 million pounds of copper per year (with estimated copper cathode production of 12.5 million pounds for calendar year 2008), for an anticipated mine life of 16 years and estimated initial capital expenditures of approximately $28 million" (page 3).

Your reference to "resuming" operations at the mine could be read to suggest that you previously had operations there, although it appears that you never have had any operations at the mine. We also note that you include a number of risk factors that describe possible risks or uncertainties with regard to the possibility of copper production and your reserve estimates, including the following caption at page 8:

"Our estimates of reserves are based in large part on sampling data produced by third parties and on amounts of metallurgical testing that are less extensive than normal. In addition, our expected copper recovery rates at the Johnson Camp Mine significantly exceed historical experience at the property. There is no assurance that we will be able to meet these expectations and projections at an operational level.”

Please refer to Item 10(d) of Regulation S-B, which discusses the Commission’s policy on projections. Ensure that your disclosure is both balanced and consistent with Item 10(d). In your letter of response, explain to us why you believe that your disclosure is consistent with Item 10(d)(1), 10(d)(2) and 10(d)(3). We may have additional comments.

Previous owners of the Johnson Camp Mine have conducted mining operations there. However, the Company has never conducted mining operations at the Johnson Camp Mine since acquiring the property. Accordingly, the word “resumed” has been deleted and replaced with “begin” whenever reference is made to mining operations at the Johnson Camp Mine. The Company has previously conducted leaching, electrowinning and solvent extraction operations at the Johnson Camp Mine, and has not revised the existing disclosure in this regard.

The Company believes that the registration statement contains balanced disclosure about the key risk factors, including the fact that its estimates of reserves are based in large part on sampling data produced by third parties and on amounts of metallurgical testing that are less extensive than normal, and that its expected copper recovery rates at the Johnson Camp Mine significantly exceed historical experience at the property. These risk factors were specifically brought to the attention of Bikerman Engineering & Technology Associates Inc. during the course of their engagement to prepare the technical report and feasibility study on the Johnson Camp property.

Moreover, the disclosure concerning these risk factors was originally prepared with the assistance of guidance received from the SEC staff in connection with Amendment No. 1 to the Company’s annual report for the year ended December 31, 2005, filed with the SEC on June 30, 2006, and has been reviewed and incorporated by the Company into each of its subsequent annual and quarterly reports on Forms 10-KSB and 10-QSB, respectively. The Company acknowledges that such disclosure, although part of the Company’s public record, cannot be incorporated by reference into the Amended Form SB-2, and sees merit in placing more emphasis on the key uncertainties regarding the Company’s estimates of reserves, copper production and cash flows. Accordingly, the Company has added disclosure substantially in the following form to the Amended SB-2, in close proximity to the Company’s disclosure concerning its plans and expectations, at pages 2, 18, and 92:

“The Johnson Camp Mine was previously operated by others between 1975 and 1986 and between 1990 and 1997 during which time approximately 31 million tons of ore was mined and from which approximately 157 million pounds of copper was recovered. However, we caution that the Johnson Camp Mine has no recent operating history upon which to base estimates of future cash flows or operating costs. These and other estimates or projections (including our expectations with respect to annual copper production from our planned operations at the Johnson Camp Mine) are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques performed in accordance with industry standards by third parties, the methodologies and results of which we have assumed are reasonable and accurate, which results form the basis for, and constitute a fundamental variable in, the feasibility study and technical report completed by Bikerman Engineering & Technology Associates. The sampling data produced by third parties and amounts of metallurgical testing are less extensive than normal and our expected copper recovery rates at the Johnson Camp Mine significantly exceed historical experience at the property. There is no assurance that we will be able to meet these expectations and projections at an operational level. For further information, you should carefully read and consider the section of this prospectus entitled “Risk Factors” beginning on page 6 before buying any shares of our common stock.”

In addition, the Company has added the following cautionary note at page 46, under “Johnson Camp Property – Economic Analysis”:

“The projections, forecasts, and estimates included in this section (including those with respect to net present value and production targets) constitute forward-looking information. You are urged to review the section entitled “Special Note Regarding Forward-Looking Statements” beginning on page 17 and to not place undue reliance on such forward-looking information.”

Selling Stockholders, page 56

4. Please disclose whether any selling stockholder is a broker-dealer. If so, identify it as an underwriter unless you can state that it obtained the securities being registered for resale as compensation for investment banking services.

Blackmont Capital Inc. and Salman Partners Inc. are broker-dealers in Canada (affiliated with Blackmont Capital Corp. and Salman Partners (USA) Inc., respectively). Both Blackmont Capital Inc. and Salman Partners Inc. received brokers’ warrants entitling them to purchase the shares being registered for resale in their respective names, as partial compensation for investment banking services. This disclosure has been added to footnotes 38 and 40 to the table of selling stockholders at page 62 of the Amended SB-2.

5. Please disclose whether any selling stockholder is an affiliate of a broker-dealer. If so, identify it as an underwriter, unless you can state that it purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

RBC Global Resources Fund is an affiliate of a broker-dealer. It is a fund managed by an affiliate of RBC Capital Markets Corporation. RBC Global Resources Fund purchased the securities in the ordinary course of its business, and at the time of purchase, RBC Global Resources Fund had no agreements or understanding, directly, or indirectly, with any party to distribute the securities. This disclosure has been added to footnote 25 to the table of selling stockholders at page 61 of the Amended SB-2.

6. Please disclose the natural persons with the power to vote or dispose of the securities to be offered for resale by each of the selling stockholders. See Interpretation I.60 of the July 1997 manual of publicly available Corporation Finance telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretations manual.

We have noted your comment, and have revised the footnotes to the table of selling stockholders to include this information, where appropriate, on pages 61 and 62 of the Amended SB-2.

Closing Remarks

In addition to incorporating the foregoing revisions into the Amended Form SB-2 and making certain editorial revisions with the view to improving readability, the Company has updated the disclosure to include additional financial information and unaudited consolidated financial statements for the nine month period ended September 30, 2007. In addition, the Company has included certain information under the “Recent Sales of Unregistered Securities” (pages-II-9 and II-10) which was inadvertently omitted from the Form SB-2. Finally, the disclosure at page 110, under “Shares Eligible for Future Sale – Rule 144”, has been revised to reflect the proposed amendments to Rule 144 under the Securities Act of 1933¸ as amended, adopted by the SEC on November 15, 2007.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono*
for Lang Michener LLP

*Licensed to Practice in the State of California

HIO/
Encls.

cc:	Mayer Hoffman McCann P.C.
	Attention:	Timothy Woods, CPA
Richard D. Angell, CPA

cc:	Nord Resources Corporation
Attention: Erland A. Anderson
John T. Perry

cc:	Bikerman Engineering & Technology Associates, Inc.
Attention: David Bikerman

cc:	Fraser Milner Casgrain LLP
Attention: James Clare

cc:	Dorsey & Whitney LLP
Attention: Gil Cornblum